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霍金路偉律師行
August 18, 2023

VIA EDGAR

Ms. Rucha Pandit

Mr. Dietrich King

Mr. Stephen Kim

Ms. Angela Lumley

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Trident Digital Tech Holdings Ltd (CIK No. 0001983550)
Response to the Staff’s Comments on the Draft Registration Statement on Form F-1
Confidentially Submitted on July 7, 2023

Dear Ms. Pandit, Mr. King, Mr. Kim and Ms. Lumley,

On behalf of our client, Trident Digital Tech Holdings Ltd, a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 3, 2023 on the Company’s draft registration statement on Form F-1 confidentially submitted on July 7, 2023 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) to the Commission for confidential review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Draft Registration Statement on Form F-1

Cover Page

1.           We note your intention to apply for the listing of your ADS’s on either the Nasdaq Global Market or the NYSE. Please revise your disclosure here and elsewhere as appropriate to clearly state whether your offering is contingent upon the listing of your ADS’s on the Nasdaq Global Market or the NYSE.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and elsewhere as appropriate in the Revised Draft Registration Statement.

Partners

M Lin

O Chan

D Y C So

C J Dobby

M D R Parsons

N W O Tang

E I Low*

J P Kwan

S K S Li

L H S Leung

A J McGinty

L Davidson

A Croke

J E M Leitch

B A Phillips

T Liu

Counsel

A D E Cobden

J S F Yim

J Leung

D Lau

S Suen

J Cheng

Foreign Legal Consultants

S Tang

(New York, USA)

B Kostrzewa

(District of Columbia, USA)

*Notary Public

Hogan Lovells is an affiliated business of Hogan Lovells International LLP, a limited liability partnership registered in England and Wales.

Hogan Lovells is part of an international legal practice that includes Hogan Lovells International LLP, Hogan Lovells US LLP and their affiliated businesses, with offices in: Alicante Amsterdam Baltimore Beijing Birmingham Boston Brussels Colorado Springs Denver Dubai Dublin Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Mexico City Miami Milan Minneapolis Monterrey Munich New York Northern Virginia Paris Philadelphia Rome San Francisco São Paulo Shanghai Silicon Valley Singapore Sydney Tokyo Warsaw Washington, D.C. Associated Offices: Budapest Jakarta Riyadh Shanghai FTZ Ulaanbaatar. Business Services Centers: Johannesburg Louisville. Legal Services Center: Berlin.

The word “partner” is used to describe a partner or member of Hogan Lovells International LLP, Hogan Lovells US LLP or any of their affiliated entities or any employee or consultant with equivalent standing. Certain individuals, who are designated as partners, but who are not members of Hogan Lovells International LLP, do not hold qualifications equivalent to members. For more information about Hogan Lovells, the partners and their qualifications, see www.hoganlovells.com.

Hogan Lovells is a member of the Pacific Rim Advisory Council with member offices in: Argentina  Australia  Brazil  Canada  Chile  China  (Mainland) Colombia France Hong Kong India Indonesia Japan Korea  Malaysia  Mexico  Netherlands  New Zealand  Peru  Philippines  Singapore  Taiwan  Thailand  USA  Venezuela.

2.

We note your disclosure on pages 4, 5 and 31 that you will be a controlled company following the completion of the offering. Please revise your prospectus cover page and summary risk factors section to disclose that you will be a controlled company.

Additionally, where you discuss your status as a controlled company, please 1) identify and disclose the percentage of voting power to be held by Mr. Soon Huat Lim following the offering, 2) state if true, that Mr. Lim will have the ability to determine all matters requiring approval by stockholders and 3) clarify that in the event that you were to lose your controlled company status, you could still rely on the NYSE or Nasdaq rules that permit a foreign private issuer to follow its home country requirements to some extent concerning corporate governance issues, including whether a majority of its board of directors must be independent.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and pages 5 and 31 of the Revised Draft Registration Statement.

3.	We note your discussion of a dual-class share structure on page 24. Please revise the prospectus cover page to disclose your dual-class voting structure. Quantify the voting power that your Class A ordinary shareholder will have after the offering, and identify the holder of such shares.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of the Revised Draft Registration Statement.

Prospectus Summary, page 1

4.	We note your statement on pages 1, 45 and 61 regarding your “successful track record.” Please provide support for these statements or characterize them as management’s beliefs.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 46 of the Revised Draft Registration Statement.

5.	We note your statement on pages 1, 2, 45, 61, 62 and 63 that you are a “leading digital transformation enabler in Singapore.” Please revise your disclosure to consistently clarify the specific market in which you are a leading digital transformation enabler. In this regard, we note you appear to be the fourth largest contributor of services in the market for Singapore-based companies who have been approved to participate in the SMEs Go Digital program, rather than in the broader market for digital solutions in Singapore which you also discuss throughout the prospectus.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2, 46, 62, 63 and 64 of the Revised Draft Registration Statement.

6.	In the last paragraph of the Overview subsection, on page 2, where you discuss your revenue, please also disclose your net income/loss for the noted periods.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 46 and 63 of the Revised Draft Registration Statement.

Risk Factors, page 14

7.	We note instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Please revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

In response to the Staff’s comment, the Company has revised the disclosure on page 35 of the Revised Draft Registration Statement.

8.	We note your disclosure on page 53 that you are “exposed to interest rate risk while [you have] bank loans.” Please revise your summary risk factors and risk factors sections to specifically identify this risk. In your risk factor disclosure, please discuss the impact of any rate increases on your operations and how your business has been affected. For example, describe whether your borrowing costs have recently increased or are expected to increase and your ability to pass along your increased costs to your customers.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 16 of the Revised Draft Registration Statement.

Our post-offering memorandum and articles of association and the deposit agreement provide that the United States District Court . . ., page 26

9.	We note your disclosure that your “post-offering memorandum and articles of association provide that the United States District Court for the Southern District of New York . . . is the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States.” We also note your representation that the deposit agreement provides that “the United States District Court for the Southern District of New York .. . . shall have exclusive jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute between us and the depositary that may arise out of or relate in any way to the deposit agreement including without limitation claims under the Securities Act.” Please revise here and elsewhere as appropriate to clearly state whether the exclusive forum provision in the deposit agreement will also apply to claims arising under the Exchange Act. Additionally, with respect to Securities Act claims, please state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

The Company respectfully advises the Staff that it will revise the disclosure here and elsewhere as appropriate as and when the deposit agreement is finalized.

ADS holders may not be entitled to a jury trial .. . ., page 29

10.	Please disclose whether the jury trial waiver provision would apply if an ADS holder were to withdraw the ordinary shares and whether the provision applies to purchasers in secondary transactions.

The Company respectfully advises the Staff that it will revise the disclosure here and elsewhere as appropriate as and when the deposit agreement is finalized.

We have identified material weaknesses in our internal control over financial reporting . . ., page 32

11.	Please revise your risk factor to disclose whether you have a timeline for remediation and if there are any associated material costs.

In response to the Staff’s comment, the Company has revised the disclosure on pages 33 and 34 of the Revised Draft Registration Statement.

Use of Proceeds, page 36

12.	We note your representation on page 64 that you “plan to pursue strategic acquisitions.” Please revise here and elsewhere as appropriate to provide a brief description of your acquisition plans, including the types of opportunities you intend to explore. Alternatively, clarify that management has not yet determined the types of businesses that the company will target.

In response to the Staff’s comment, the Company has revised the disclosure on page 37 of the Revised Draft Registration Statement.

Capitalization, page 38

13.	Please address the following:

●	Revise the table to incorporate indebtedness, including long-term debt and related parties payables, as part of your capitalization. Refer to Item 4(a) of Form F-1 and Item 3.B of Form 20-F.

●	Refer to the pro forma as adjusted basis column. It appears you disclosed the capitalization information on a historical actual basis as of December 31, 2021 rather than a pro forma as adjusted basis as of December 31, 2022. Please revise.

In response to the Staff’s comment, the Company has revised the disclosure on page 39 of the Revised Draft Registration Statement.

14.	Please format your table to clarify which column represents the actual basis and which column represents the pro forma as adjusted basis. Consider further revising your table to provide two pro forma as adjusted basis columns to illustrate capitalization metrics for if the over-allotment option is not exercised and for if the over-allotment option is exercised in full.

In response to the Staff’s comment, the Company has revised the disclosure on page 39 of the Revised Draft Registration Statement.

Enforceability of Civil Liabilities, page 40

15.	Clarify here that while your memorandum and articles of association do not require arbitration, your deposit agreement will grant the depositary the “right to require a claim to be submitted to arbitration,” according to your disclosure on page 26.

The Company respectfully advises the Staff that it will revise the disclosure here and elsewhere as appropriate as and when the deposit agreement is finalized.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenues, page 47

16.	While you discuss certain factors to which changes are attributable, you do not quantify these factors nor describe the underlying reasons in enough detail. For example, you state business consulting revenues increased due to offering more comprehensive brand consulting services with those contract prices being higher, and attribute the increase in IT customization revenues in part to more projects being completed, delivered and accepted by customers. However, you do not quantify any of these factors nor expand on what those additional services and projects are. Please expand your results of operations discussion to ensure all material factors are quantified and properly analyzed including the effects of changes in price, and amount of products or services being sold or to the introduction of new products or services. In addition, please provide information regarding the impact of foreign currency fluctuations on the results of the company as appropriate. Refer to Item 4(a) of Form F-1 and Item 5 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on pages 48 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that all the revenues for the years ended December 31, 2022 and 2021 were generated from customers from Singapore and firstly recorded by our functional currency SGD then translated into USD by using the exchange rate disclosed on page F-13, the financial impact of fluctuations in the exchange rate among SGD and USD were immaterial for the years ended December 31, 2022 and 2021.

Cost of Revenues, page 48

17.	Please tell us your consideration of providing cost of revenues discussion similar to your discussion for revenue, separately by other subdivision (e.g. types of service/product - business consulting, IT consulting, and management software) in addition to your current breakout. Refer to Item 4(a) of Form F-1 and Item 5 of Form 20-F.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s staff typically work on multiple projects at the same time, which may include business consulting services and IT customization services, and it is difficult to accurately attribute the Company’s costs to each project. As such, the Company believes that disclosing and analyzing the cost of revenues by nature, other than by type of service/product, provides the Company’s investors with a better understanding of the Company’s operating results and enables them to compare the results of operations from period to period.

Quantitative and Qualitative Disclosures About Market Risks, page 53

18.	Please revise your foreign currency translation and transaction risk discussion to comply with one of the suggested formats outlined in Item 11(a)(1) of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on pages 54 of the Revised Draft Registration Statement.

Management, page 73

19.	We note your disclosure on page 20 that you are “subject to cybersecurity risks [such as] outages and breaches of operational systems.” Please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the company’s data protection.

In response to the Staff’s comment, the Company has revised the disclosure on page 76 of the Revised Draft Registration Statement.

Related Party Transactions, page 80

20.	We note your disclosure regarding financing from related parties. Please revise to quantify the approximate dollar amount involved in each related party transaction. Refer to Item 404(a)(3) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 81 of the Revised Draft Registration Statement.

Description of Share Capital, page 90

21.	Please revise here and in your Description of American Depositary Shares section to reflect the exclusive forum provisions discussed in the risk factor disclosure on page 26.

The Company respectfully advises the Staff that it will revise the disclosure here and elsewhere as appropriate as and when the deposit agreement is finalized.

Consolidated Statements of Operations and Comprehensive (Loss)/Income, page F-4

22.	Given its materiality to Net (Loss)/Income, please provide a break out of the components of Other Expenses, net by their nature in a note to the financial statements. In addition, revise the line item description, Other Expenses, net, on the income statement as it is a credit balance. Make corresponding changes throughout the filing.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 44, 48, 50, F-4 and F-19 of the Revised Draft Registration Statement.

23.	We note that you have presented earnings per share for the periods presented using four decimal places. Please revise throughout the filing to present earnings per share rounded to the nearest two decimal places so as not to indicate a higher degree of accuracy than actually exists.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 44 and F-4 of the Revised Draft Registration Statement.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

(i) Revenue Recognition

Contract Balances, page F-11

24.	Please revise to disclose the opening balance of your contract assets and liabilities for the earliest period presented (i.e. as of January 1, 2021). Refer to ASC 606-10-50-8(a).

In response to the Staff’s comment, the Company has revised the disclosure on pages F-11 and F-12 of the Revised Draft Registration Statement.

(p) Loss/Income Per Share, page F-14

25.	Please revise to disclose securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented. Refer to ASC 260-10-50-1(c).

In response to the Staff’s comment, the Company has revised the disclosure on pages F-14 of the Revised Draft Registration Statement.

(q) Segment Reporting, page F-14

26.	Please revise to disclose revenues from external customers attributed to your country of domicile and attributed to all foreign countries in total. If revenues from external customers attributed to an individual foreign country are material, disclose separately. Refer to ASC 280-10-50-41.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-14 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that all the revenues for the years ended December 31, 2022 and 2021 were generated from external customers in Singapore and, as such, do not have material revenues from individual foreign country and are required to be disclosed separately.

8. Leases, page F-16

27.	Please revise to disclose the weighted average remaining lease term and the weighted average discount rate for the 2021 fiscal year. Refer to ASC 842-20-50-4(g).

In response to the Staff’s comment, the Company has revised the disclosure on pages F-16 of the Revised Draft Registration Statement.

10. Borrowings, page F-19

28.	Please revise to disclose the combined aggregate amount of maturities for all long-term borrowings for each of the five years following the date of the latest balance sheet presented. Refer to ASC 470-10-50-1.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-19 of the Revised Draft Registration Statement.

Item 7. Recent Sales of Unregistered Securities, page II-1

29.	Please clarify if the consideration amounts for your recent sales of unregistered securities are presented at the par value or the offering prices or amounts of consideration received. If these sales are presented at par value, please revise to disclose the aggregate offering price for shares sold for cash, and/or aggregate amount of consideration received for shares sold otherwise than for cash, as required by Item 701(c) of Regulation S-K.

In response to the Staff’s comment, the Company respectfully advises the Staff that the unregistered securities are offered at the price of their par value.

General

30.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on its behalf, presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of such communications.

Should you have any questions about the responses contained herein, please contact me by telephone at (852) 2840 5026 (office) or via email at stephanie.tang@hoganlovells.com. Questions relating to accounting and auditing matters of the Company may also be directed to Chris Zhao, partner at Marcum Asia CPAs LLP (“Marcum”), by telephone at (86) 139 2605 0901 or via email at chris.zhao@marumasia.com. Marcum is the independent registered public accounting firm of the Company.

Sincerely yours,

/s/ Stephanie Tang
Stephanie Tang

CC:

Soon Huat Lim, Chief Executive Officer, Trident Digital Tech Holdings Ltd

Chris Zhao, Partner, Marcum Asia CPAs LLP

Ross David Carmel, Esq., Partner, Carmel, Milazzo & Feil LLP

Barry P. Biggar, Esq., Partner, Carmel, Milazzo & Feil LLP